UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GPB Eurobond Finance PLC

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ireland

(Jurisdiction of Subject Company’s Incorporation or Organization)

GPB Eurobond Finance PLC

(Name of Person(s) Furnishing Form)

Perpetual Callable U.S.$1,000,000,000 7.875 per cent. Loan Participation Notes

(Title of Class of Subject Securities)

Common Number: 084813770

ISIN: XS0848137708

(CUSIP Number of Class of Securities (if applicable))

GPB Eurobond Finance PLC

5 Harbourmaster Place

IFSC Dublin 1

Ireland

+353 1 680 6000

Eimir McGrath

David McGuinness

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 29, 2013

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

99.1	Consent Solicitation Memorandum dated November 29, 2013

99.2	Notice of Meeting dated November 29, 2013

Item 2.	Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

99.3	Launch Announcement dated November 29, 2013

PART III—CONSENT TO SERVICE OF PROCESS

The Subject Company is submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Subject Company and the agent for service of process.

EXPLANATORY NOTE:

The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum dated November 29, 2013 may be deemed to be an offer of securities. Therefore, holders of the notes in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

PART IV—SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GPB EUROBOND FINANCE PLC

By:	/s/ David McGuinness
Name:	David McGuinness
Title:	Director
Dated:	December 2, 2013

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